HEALTHRENU MEDICAL, INC.
                           12777 Jones Road, Suite 481
                                Houston, TX 77070

                                       February 7, 2006

VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

      Re:   HealthRenu Medical, Inc.
            Form SB-2 Registration Statement filed on September 30, 2005 Registration No.: 333-128757

Ladies and Gentlemen:

      HealthRenu Medical, Inc., a Nevada corporation (the "Registrant"), hereby requests, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Act"), that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Registration Statement on Form SB-2 (Registration No. 333-128757), which previously was filed with the Commission on September 30, 2005 (the "Registration Statement").

      The Registrant is requesting the withdrawal of the Registration Statement because the Registrant plans to seek to raise working capital in a private placement transaction with a third party in reliance on the provisions of Rule 506 of Regulation D of the Act.

      The Registration Statement has not been declared effective by the Commission and no securities have been sold under the Registration Statement. The Registrant requests, in accordance with Rule 457(p) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

      Please direct any questions regarding this filing to the undersigned at 212-248-2002 or Thomas P. Gallagher, counsel to the Registrant, at 609-452-6000.

                                       Very truly yours,

                                       HEALTHRENU MEDICAL, INC.


                                       By: /s/ Robert W. Prokos
                                           ------------------------------------
                                           Robert W. Prokos
                                           President and Chief Executive Officer